P.O. Box 2600

Valley Forge, PA 19482

laura_bautista@vanguard.com

March 24, 2022

Lisa N. Larkin, Esq.		via electronic filing
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Vanguard Valley Forge Funds (The "Trust")
File No. 33-48863
Post-Effective Amendment No. 78

Dear Ms. Larkin,

This letter responds to your comments provided on March 4, 2022, to the above-referenced post- effective amendment. The comments apply to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the "Fund"), a new series of the Trust

Comment 1:	Fees and Expenses
Comment:	In the Fee table, please revise the disclosure to comply with Item 3 of Form N-1A.
Response:	The Fund's prospectus has been revised accordingly.
Comment 2:	Principal Investment Strategy
Comment:	The Staff notes that the Fund's name contains the word "Global." Please expressly describe and clarify how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See investment company names release number 24828 at note 42 January 17, 2001. For example, the Fund could include a policy that under normal circumstances, the
Fund will invest at least 40% of its assets outside the United States, unless market conditions are not deemed favorable, in which case the Fund would invest at least
30% of its assets outside the United States or doing a substantial amount of business in multiple countries outside the United States.
Response:	Footnote 42 to the Adopting Release for Rule 35d-1 under the Investment
Company Act of 1940 (the "1940 Act"), IC-24828 (January 17, 2001), clarifies that the appearance of the term "global" or "international" in a fund's name does not trigger the 80% test of Rule 35d-1. The release notes that "[the
SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied
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P.O. Box 2600
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laura_bautista@vanguard.com
	economically to a number of countries throughout the world."	The SEC
staff's "Frequently Asked Questions About Rule 35d-1 (Fund Names Rule)"
dated December 4, 2001, provides similar guidance in Question 10, citing the adopting release.
As disclosed under Fund Summary—Principal Investment Strategies, the
Fund will invest ". . . in a global portfolio of common stocks and other equity securities of issuers located in developed, emerging, and frontier markets."
Additionally, as disclosed under More on the Fund—Market Exposure, the
"[t]he Fund will typically invest in common stock and other equity securities of companies located in a number of countries throughout the world . . ."
(emphasis added). While we believe that the current disclosure is consistent with SEC and staff guidance concerning the use of the term "global" in the fund names, we have revised the disclosure under Fund Summary—Principal
Investment Strategies to more closely track the suggested disclosure. It will say "The Fund seeks to meet its investment objective by investing in a global portfolio of stocks of companies located in a number of countries throughout the world, including in developed, emerging, and frontier markets."
Comment 3:		Principal Investment Strategy
Comment:		Revise the disclosure to provide more detailed information on the meaning of the four listed categories—Social Inclusion and Education; Healthcare and
Quality of Life; Environment and Resource Needs; and Base of the Pyramid—
and how an analyst applies them.
Response:		The disclosure has been updated accordingly.
Comment 4:		Principal Investment Strategy
Comment:		Revise the disclosure so that it clearly describes the process the portfolio managers use to select investments for the Fund's portfolio.
Response:		The disclosure has been updated accordingly.
Comment 5:		Principal Investment Strategy
Comment:		The Fund's 80% policy includes common stocks and other equity-related securities. However, the Fund's name includes "stock", rather "equity". Please ensure the Fund's 80% policy complies with Rule 35d-1 of the Investment
Company Act of 1940, as amended, (the "1940 Act"). Revise the disclosure to describe the equity-related securities in which the Fund will invest.
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P.O. Box 2600
Valley Forge, PA 19482
laura_bautista@vanguard.com
Response:	The disclosure has been updated to remove the references to equity-related securities.
Comment 6:	Principal Investment Strategy
Comment:	The prospectus says that the Fund invests predominately in securities issued by companies located in countries represented in the MSCI All Country World
Index. Please supplementally explain what predominately means and whether it is quantifiable.
Response:	The disclosure has been updated to remove the references to the MSCI All
Country World Index.
Comment 7:	Principal Investment Strategy
Comment:	Revise the disclosure to include the securities in which the Fund will invest the remaining 20% of its strategy.
Response:	The securities and instruments in which the Fund intends or expects to invest as part of the remaining 20% of its strategy, along with the related risks, will not be part of its principal investment strategy and are disclosed in the Prospectus to be invested in a manner consistent with the Fund's stated strategies and risk disclosures. Accordingly, the Fund does not believe that additional clarifying disclosure is necessary or appropriate in the Summary Prospectus in line with
Item 4(a) of Form N-1A.
Comment 8:	Principal Investment Strategy
Comment:	The disclosure states that the portfolio managers are not constrained by the
MSCI ACWI benchmark. Please supplementally explain this statement.
Response:	The disclosure has been updated to remove the references to the MSCI All
Country World Index.
Comment 9:	Principal Investment Strategy
Comment:	The disclosure states that that stock ideas are normally researched to assess a range of factors, including, among other things, competitive advantage. Please add a parenthetical explaining what is meant by competitive advantage or revise the language to use plain English.
Response:	The disclosure has been updated accordingly.
Comment 10:	Principal Investment Strategy
Comment:	Revise the disclosure to describe how the adviser measures impact from a particular company in making its determination whether to invest in the
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company and whether the company is accomplishing that goal. Additionally, please clarify in the summary prospectus whether the fund will prioritize ESG criteria over financial returns.
Response:	The disclosure has been revised accordingly.
Comment 11:	Principal Risks
Comment:	In ESG Investing Risk, ESG has not been defined.
Response:	The disclosure has been revised accordingly.
Comment 12:	More on the Fund—Market Exposure
Comment:	In the first sentence, please make the "T" lowercase.
Response:	The disclosure has been revised accordingly.
Comment 13:	More on the Fund—Security Selection
Comment:	Please revise the disclosure to further describe "Healthcare and Quality of Life",
"Environment and Resource Need", and "Base of the Pyramid".
Response:	The disclosure has been revised accordingly.
Comment 14:	More on the Fund—Other Investment Policies and Risks
Comment:	Please clarify if ADRs, EDRs, GDRs, or similar investment vehicles fall within the
Fund's 20% bucket and revise the summary prospectus accordingly.
Response:	The summary prospectus disclosure has been revised accordingly to include depositary receipts.

Please contact me at laura_bautista@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Laura A. Bautista

Assistant General Counsel

Laura A. Bautista

The Vanguard Group, Inc.

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